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                             October 10, 2023

       Nick King
       Chief Executive Officer
       VV Markets LLC
       1717 E. Cary St.
       Richmond, VA, 23223

       VV Markets LLC

                                                        Re: VV Markets LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 14
                                                            Filed September 28,
2023
                                                            File No. 024-11306

       Dear Nick King:

                                                        We have reviewed your
amendment and have the following comment(s).

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 14 to Offering Statement on Form 1-A filed September 28,
2023

       Note 3 - Related Party Transactions, page F-51

   1. Please revise to include an explanation for the series names that are accompanied by an asterisk.
       General

   2. We note your revised disclosure under your Series Offering Table on page VII, that
                                                        Series    VV-RBV1,
VV-AMW1, VV-MACAL6, and VV-SUPR2 have closed as of the
                                                        date of this offering
circular and, as a result, you have removed underlying asset description of these
series on page 39. However, on page 150-151, you indicate that Series
                                                        VV-MACAL6 has not yet
closed. Please revise your Security Ownership of Management
                                                        and Certain
Securityholders table to reconcile or explain the inconsistencies.
 Nick King
VV Markets LLC
October 10, 2023
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennie Beysolow at 202-551-8108 or Lilyanna Peyser at 202-551-3222
with any other questions.



                                                             Sincerely,
FirstName LastNameNick King
                                                             Division of
Corporation Finance
Comapany NameVV Markets LLC
                                                             Office of Trade &
Services
October 10, 2023 Page 2
cc:       Andrew Stephenson, Esq.
FirstName LastName